Exhibit 99.1

Nexa Resources S.A.

Condensed consolidated

interim financial statements

at and for the three-month period ended March 31, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nexa Resources S.A.

Results of Review of Financial Statements

We have reviewed the accompanying condensed consolidated balance sheet of Nexa Resources S.A. (the “Company”) and its subsidiaries as of March 31, 2018, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for the three-month periods ended March 31, 2018 and 2017, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2017, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for the year then ended (not presented herein), and in our report dated February 15, 2018, except for the presentation of Earnings per share and disclosures relating to Earnings per Share described in note 2.2.2 and note 24(f), and the subsequent event disclosed in note 33 to the consolidated financial statements, as to which the date is April 30, 2018, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2017, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ PricewaterhouseCoopers Auditores Independentes

Curitiba, Brazil
April 30, 2018

Contents

Condensed consolidated interim financial statements at and for the three-month period ended March 31, 2018

Condensed consolidated interim balance sheet		2
Condensed consolidated interim statement of income		3
Condensed consolidated interim statement of comprehensive income		4
Condensed consolidated interim statement of changes in equity		5
Condensed consolidated interim statement of cash flows		6

1	General information	7
2	Basis of preparation and presentation of the interim consolidated financial statements	8
3	Changes in accounting policies and disclosure	9
4	Financial risk management	12
5	Financial instruments by category	17
6	Financial investments	18
7	Trade accounts receivable	18
8	Related parties	19
9	Property, plant and equipment	20
10	Intangible assets	21
11	Loans and financing	22
12	Income tax	24
13	Provisions	25
14	Revenues	25
15	Expenses by nature	25
16	Other income and expenses, net	25
17	Net financial results	26
18	Earnings per share	26
19	Information by business segment and geographic area	26
20	Events occurring after the reporting period	29

Nexa Resources S.A.

Condensed consolidated interim balance sheet

All amounts in thousands of US dollars

Assets	Note	March 31, 2018	December 31, 2017

Current assets
Cash and cash equivalents		979,957	1,019,037
Financial investments	6	137,333	206,155
Derivative financial instruments	4 (b)	9,246	7,483
Trade accounts receivable	7	237,006	182,713
Inventory		349,441	324,878
Recoverable taxes		58,555	60,491
Income tax		21,948	19,643
Other assets		28,647	18,507
		1,822,133	1,838,907

Non-current assets
Financial investments		—	392
Derivative financial instruments	4 (b)	1	4,294
Related parties	8	738	738
Judicial deposits		15,666	10,949
Deferred taxes	12 (b)	225,060	224,513
Recoverable taxes		26,756	26,988
Income tax		6,204	5,522
Other assets		19,169	29,679
Investments in associates		333	309
Property, plant and equipment	9	1,986,143	1,996,514
Intangible assets	10	1,798,980	1,822,719
		4,079,050	4,122,617

Total assets		5,901,183	5,961,524

Liabilities and shareholders’ equity	Note	March 31, 2018	December 31, 2017

Current liabilities
Loans and financing	11	46,321	40,841
Derivative financial instruments	4 (b)	3,642	12,588
Trade payable		332,843	329,814
Confirming payable		169,962	111,024
Salaries and payroll charges		43,596	79,798
Taxes payable		15,801	13,264
Income tax		16,261	27,845
Use of public assets		1,644	1,649
Dividends payable	8	4,874	4,138
Related parties	8	87,686	87,686
Provisions	13	17,619	14,641
Deferred revenue		27,761	31,296
Other liabilities		19,811	13,631
		787,821	768,215

Non-current liabilities
Loans and financing	11	1,337,935	1,406,458
Derivative financial instruments	4 (b)	—	2,449
Related parties	8	1,048	2,238
Provision	13	342,796	326,520
Deferred taxes	12 (b)	320,672	324,931
Use of public assets		22,714	22,660
Deferred revenue		192,038	190,589
Other liabilities		9,361	8,561
		2,226,564	2,284,406

Total liabilities		3,014,385	3,052,621

Shareholders’ equity
Capital		133,320	133,320
Share premium		1,043,755	1,123,755
Reserves		1,318,728	1,318,728
Retained earnings (cumulative deficit)		41,683	(11,612)
Accumulated other comprehensive loss		(77,290)	(77,356)
Total equity attributable to Nexa shareholders		2,460,196	2,486,835

Non-controlling interests		426,602	422,068

		2,886,798	2,908,903

Total liabilities and shareholders’ equity		5,901,183	5,961,524

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Nexa Resources S.A.

Condensed consolidated interim statement of income
Three-month period ended

All amounts in thousands of US dollars, unless otherwise stated

	Note	March 31, 2018	March 31, 2017
Revenues	14	676,188	549,319
Cost of sales	15	(484,957)	(411,539)
Gross profit		191,231	137,780

Operating expenses
Selling	15	(3,618)	(3,344)
General and administrative	15	(43,092)	(37,515)
Other income and expenses, net	16	(22,935)	(21,808)
		(69,645)	(62,667)
Operating income		121,586	75,113

Net financial results	17
Financial income		8,758	10,229
Financial expenses		(29,853)	(22,386)
Foreign exchange gains (loss), net		(7,904)	16,252
		(28,999)	4,095

Results of investees
Share in the results of associates		—	(10)
Income before income tax		92,587	79,198

Income tax
Current	12 (a)	(35,298)	(10,657)
Deferred	12 (a)	5,461	(13,314)
Net income for the period		62,750	55,227
Attributable to Nexa’s shareholders		55,113	49,100
Attributable to non-controlling interests		7,637	6,127
Net income for the period		62,750	55,227

Average number of outstanding shares - thousand		133,320	112,821
Basic and diluted earnings per share - US$		0.41	0.44

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Nexa Resources S.A.

Condensed consolidated interim statement of comprehensive income
Three-month period ended

All amounts in thousands of US dollars

	March 31, 2018	March 31, 2017
Net income for the period	62,750	55,227

Other comprehensive income (loss) net of taxes, all of which can be reclassified to the statement of income
Operating cash flow hedge accounting (Note 12 (a) for tax effects)	(770)	(682)
Currency translation of foreign subsidiaries	490	1,945
	(280)	1,263

Total comprehensive income for the period	62,470	56,490
Comprehensive income attributable to Nexa’s shareholders	55,179	50,142
Comprehensive income attributable to non-controlling interests	7,291	6,348
	62,470	56,490

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Nexa Resources S.A.

Condensed consolidated interim statement of changes in equity
Three-month period ended

All amounts in thousands of US dollars

	Note	Capital	Share premium	Reserves	Retained earnings (cumulative deficit)	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total shareholders equity
At January 1, 2017		1,041,416	339,228	1,678,456	(138,043)	(73,085)	2,847,972	476,344	3,324,316
Total comprehensive income for the period
Net income for the period		—	—	—	49,100	—	49,100	6,127	55,227
Components of comprehensive income for the period		—	—	—	—	1,042	1,042	221	1,263
Total comprehensive income for the period		—	—	—	49,100	1,042	50,142	6,348	56,490

Total contributions by and distributions to shareholders
Energy assets retention		—	—	(87,711)	—	—	(87,711)	—	(87,711)
Increase in participation in associates		—	—	2,061	—	—	2,061	(2,061)	—
Total contributions by and distributions to shareholders		—	—	(85,650)	—	—	(85,650)	(2,061)	(87,711)
At March 31, 2017		1,041,416	339,228	1,592,806	(88,943)	(72,043)	2,812,464	480,631	3,293,095

At January 1, 2018		133,320	1,123,755	1,318,728	(11,612)	(77,356)	2,486,835	422,068	2,908,903
Impact of the adoption of IFRS 9	3 (a)	—	—	—	(1,818)	—	(1,818)	—	(1,818)
At January 1, 2018 after impacts of first adoption		133,320	1,123,755	1,318,728	(13,430)	(77,356)	2,485,017	422,068	2,907,085
Total comprehensive income for the period
Net income for the period		—	—	—	55,113	—	55,113	7,637	62,750
Components of comprehensive income (loss) for the period		—	—	—	—	66	66	(346)	(280)
Total comprehensive income for the period		—	—	—	55,113	66	55,179	7,291	62,470

Total contributions by and distributions to shareholders
Decrease in non-controlling interests - Pollarix		—	—	—	—	—	—	(2,757)	(2,757)
Reimbursement of share premium	1 (i)	—	(80,000)	—	—	—	(80,000)	—	(80,000)
Total contributions by and distributions to shareholders		—	(80,000)	—	—	—	(80,000)	(2,757)	(82,757)
At March 31, 2018		133,320	1,043,755	1,318,728	41,683	(77,290)	2,460,196	426,602	2,886,798

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Nexa Resources S.A.

Condensed consolidated interim statement of cash flows

Three-month period ended

All amounts in thousands of US dollars

	Note	March 31, 2018	March 31, 2017
Cash flow from operating activities

Income before income tax		92,587	79,198

Adjustments for:
Interest, indexation and exchange variations		16,802	(44,685)
Share in the results of associates		—	10
Depreciation, amortization and depletion	9 and 10	69,985	68,945
Loss (gain) on sale of property, plant & equipment and intangible assets	16	(658)	148
Provisions		7,615	(1,472)
		186,331	102,144
Decrease (increase) in assets
Financial investments		75,324	(54,665)
Trade accounts receivable		(54,293)	8,719
Inventory		(24,563)	3,311
Recoverable taxes		(819)	(13,874)
Other assets		(1,817)	1,908
Increase (decrease) in liabilities
Trade payable		3,029	(50,679)
Confirming payable		58,938	18,599
Salaries and payroll charges		(36,202)	(24,992)
Taxes payable		1,413	9,419
Deferred revenue		3,983	(12,830)
Other liabilities		(9,401)	(1,447)

Interest paid		(14,215)	(14,720)
Income taxes paid		(45,758)	(27,076)
Net cash provided (used) by operating activities		141,950	(56,183)

Cash flow from investing activities
Acquisitions of property, plant and equipment	9	(32,975)	(30,463)
Acquisitions of intangible assets	10	—	(189)
Proceeds from sale of non-current assets		673	—
Net cash used in investing activities		(32,302)	(30,652)

Cash flow from financing activities
New loans and financing	11 (b)	—	31,796
Payments of loans and financing	11 (b)	(68,597)	(9,544)
Reimbursement share premium	1 (i)	(80,000)
Net cash provided (used) by financing activities		(148,597)	22,252

Effects of exchange rates on cash and cash equivalents		(131)	52

Decrease in cash and cash equivalents		(39,080)	(64,531)
Cash and cash equivalents at the beginning of the period		1,019,037	915,576
Cash and cash equivalents at the end of the period		979,957	851,046

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2018

All amounts in thousands of US dollars, unless otherwise stated

1.        General information

Nexa Resources S.A. (“NEXA” or the “Company”) was incorporated on February 26, 2014 under the laws of Luxembourg as a public limited liability company (société anonyme). Its shares are publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”). The Company’s registered office is located in the city of Luxembourg in the Grand Duchy of Luxembourg.

The Company operates in the mining and smelting segments, mainly engaged in zinc content production. The Company also produces copper, lead, silver and gold, which are by-products of zinc production. The Company’s mining segment is comprised of five producing mines located in Peru and Brazil and operates primarily through its subsidiaries Nexa Recursos Minerais S.A. (as defined below) and Nexa Resources Perú S.A.A. (as defined below). The Company’s smelting segment is comprised of three smelters, one located in Peru and two in Brazil and operates through its subsidiaries NEXA BR and Nexa Resources Cajamarquilla S.A. (as defined below). The information on the Company structure is provided in the Company’s annual audited consolidated financial statements for the year ended December 31, 2017.

The Company’s controlling shareholder is Votorantim S.A. (“VSA”), which holds 64.25% of its equity. VSA is a Brazilian privately owned industrial conglomerate that holds ownership interests in metal, steel, cement, energy and pulp companies, among others.

On December 4th, 2017, the shareholders of the Company’s subsidiary Votorantim Metais — Cajamarquilla S.A. approved the change of its corporate name to Nexa Resources Cajamarquilla S.A. This change was duly registered before the Peruvian Public Registry and is in force as April 6th, 2018. The Company refers to this subsidiary herein as “NEXA CJM”.

On December 18th, 2017, the shareholders of the Company’s subsidiary Compañia Minera Milpo S.A.A approved the change of its corporate name to Nexa Resources Perú S.A.A. This change is still in process of being formalized before the Peruvian Public Registry. Given that such change has been duly approved by the shareholders of Compañia Minera Milpo S.A.A, the Company refers to this subsidiary herein as “NEXA PERU”.

On November 13th, 2017, the shareholders of the Company’s subsidiary Votorantim Metais Zinco S.A. approved the change of its corporate name to Nexa Recursos Minerais S.A. This change has been submitted for approval of the Brazilian National Defense Office (Conselho de Defesa Nacional - CDN), since Votorantim Metais Zinco S.A. possesses mineral rights in border areas. After receiving the CDN’s approval, the same corporate act will be submitted to the Brazilian Commercial Public Registry. Given that such change has been duly approved by the shareholders of Votorantim Metais Zinco S.A., the Company refers to this subsidiary herein as “NEXA BR”.

Principal transactions for the three-month period ended March 31, 2018

(i)       Reimbursement of share premium

On February 15, 2018, the Board of Directors approved the reimbursement of share premium of US$0.60 cents per ordinary share to shareholders of record at the close of business on March 14, 2018 and paid US$ 80,000 to its shareholders on March 28, 2018.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2018

All amounts in thousands of US dollars, unless otherwise stated

(ii)       Purchase of Export Performance

As of March 31, 2018, the Company has intercompany loans outstanding amounting US$ 1,113,351, under export prepayment agreements, of NEXA BR as debtor with NEXA Resources S.A. and Votorantim GmbH (“VGmbH”) as creditors.

On March 15, 2018, consistent with the Company’s strategy of reducing NEXA’s exposure to foreign exchange variations, the Company entered into a Sale and Purchase Agreement with Cargill S.A. to purchase and sell goods (soy, sugar, cocoa, among others) that will be exported in order to partially liquidate the above mentioned intercompany loans, which can only be liquidate with the underlying physical export.

Based on the shipment of goods, which is planned to occur in tranches between April and September of 2018, the Company will be able to prepay US$ 600,000 of the outstanding related intercompany loans.

The transaction did not generate any impact in March 2018.

2.         Basis of preparation and presentation of the interim consolidated financial statements

These condensed consolidated interim financial statements at and for the three-month period ended March 31, 2018 have not been audited. They have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all disclosures required by IFRS and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2017 prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2017, except as disclosed in note 4.

The preparation of the condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the three-month period ended March 31, 2018. These critical accounting estimates represent estimates that are uncertain and changes in those estimates could materially impact the Company’s condensed consolidated interim financial statements. Actual future outcomes may differ from present estimates and the Company reviews its estimates and assumptions on an ongoing basis using the most current information available. Management also exercises judgment in the process of applying the Company’s accounting policies.

The critical judgments and estimates in the application of accounting principles during the three-month period ended March 31, 2018 are the same as those disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2017, except as disclosed in note 4.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2018

All amounts in thousands of US dollars, unless otherwise stated

The condensed consolidated interim financial statements of the Company for the three-month period ended March 31, 2018 was authorized for issuance by the Board of Directors on April 30, 2018.

3.        Changes in accounting policies and disclosure

(a)       Change of applicable standards beginning on January 1, 2018

There have been no new accounting standards issued after December 31, 2017 and as of the date of these condensed consolidated interim financial statements that would have a material effect on the Company’s financial condition or result of operations.

The changes in the accounting policies and disclosures for the three-month period ended March 31, 2018 are:

IFRS 9 — “Financial instruments: Recognition and measurement”

Main aspects introduced by the standard

IFRS 9 — “Financial Instruments” replaces IAS 39 and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project, which are classification and measurements, impairment, and hedge accounting.

IFRS 9 became effective on January 1, 2018 and the Company has applied it accordingly, except for hedge relationships designated as hedge accounting, for which the Company elected to continue following the principles of IAS 39 and expects to adopt IFRS 9 later in 2018.

As permitted by the transition principles of the standard, comparative periods have not been restated.

Impacts of adoption

The Company has assessed the changes introduced by IFRS 9 and the nature and effects of the key changes to the Company’s accounting policies resulting from the adoption are summarized below.

Classification and measurement

IFRS 9 has changed the categories for classification of financial assets, eliminating the categories held-to-maturity, loans and receivables and available for sale. The Company’s financial assets will be classified in one of the following categories: measured at amortized cost, measured at fair value through other comprehensive income (FVOCI) or, measured at fair value through profit or loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

The following table summarizes the differences in measurements categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets. There were no changes in classification and measurement of the Company’s financial liabilities.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2018

All amounts in thousands of US dollars, unless otherwise stated

Financial assets	Classification under IAS 39	New classification under IFRS 9	Original carrying amount under IAS 39	New carrying amount under IFRS 9
Cash and cash equivalents	Loans and receivable	Fair value through profit or loss	979,957	979,957
Financial investments	Assets held for trading	Fair value through profit or loss	137,333	137,333
Derivative financial instruments	Assets held for trading/Used for hedging	Fair value through profit or loss / Fair value through other comprehensive income	9,247	9,247
Trade accounts receivable	Loans and receivable	Fair value through profit or loss/Amortized cost	238,388	237,006
Related parties	Loans and receivable	Fair value through profit or loss/Amortized cost	738	738

The most significant changes are related to the classification and measurement of trade account receivables where the Company has concluded that it operates using the different business models, being (i) held to collect and sell and (ii) held to collect. See note 5 for details about the Company’s business model for trade account receivables.

At January 1, 2018, the fair value adjustment of accounts receivable that are held to collect and sell recognized in Retained earnings (cumulative deficit) was US$ 244, net of taxes.

Impairment

IFRS 9 replaced the incurred loss model in IAS 39 and requires impairment of financial assets to be determined using an expected credit loss model. The new impairment model applies to financial assets at amortized costs, including trade accounts receivable, contract assets and debt investments at FVOCI.

The most significant impact for the Company is related to impairment of trade accounts receivable, which is measured at amortized cost. The Company elected to apply the simplified approach set forth in IFRS 9 and recognized impairment losses for trade accounts receivable based on lifetime expected losses and using a loss provision matrix.

At January 1, 2018, incremental impairment losses under IFRS 9 recognized in Retained earnings (cumulative deficit) was US$ 1.574, net of taxes.

IFRS 15 — “Revenue from contracts with customers”

Main impacts introduced by the standard

IFRS 15 — “Revenue from Contracts” with customers establishes a comprehensive framework for determining the amount and timing when revenue is recognized. It replaced the guidance contained in IAS 18 — “Revenue” which the Company followed until December 31, 2017.

IFRS 15 became effective on January 1, 2018 and the Company has applied it accordingly.

The Company elected to adopt IFRS 15 using the full retrospective method. Comparative financial information has been restated.

Adoption of IFRS 15 by the Company has not resulted in any material changes in timing or amount of revenue recognition under IFRS 15 model as compared to revenue that would be reported under IAS 18 - “Revenue”. Therefore, impacts of the adoption of IFRS 15 on the Company’s Balance Sheet, Statement of Income and Statement of Cash Flows were not material.

Impacts of adoption

The Company has assessed the changes introduced by IFRS 15 and the nature and effects of the key changes to the Company’s accounting policies resulting from the adoption are summarized below.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2018

All amounts in thousands of US dollars, unless otherwise stated

Identification of performance obligations and timing of satisfaction of performance obligations

The Company has identified two distinct performance obligations included in certain sales contracts, being i) the promise to provide goods to its customers, and ii) the promise to provide freight services to its customers.

Promise to provide goods — this performance obligation is satisfied when the control of such goods is transferred to the final customer, which is substantially determined based on the Incoterms agreed upon in each of the contracts with customers.

Promise to provide freight service — this performance obligation is satisfied when the freight service contracted to customers is completed.

As a result of the distinct performance obligations identified part of the Company’s revenue is presented as revenue from services. Cost related to revenue from services are presented as Cost of sales. Revenue from services was US$ 16,417 and 17,384, for the three-month period ended March 31, 2018 and 2017, respectively.

Determining the transaction price and the amounts allocated to performance obligations

The Company has considered the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to its customers. Transaction price is allocated to each performance obligation on a relative standalone selling price basis.

For the purpose of determining the transaction price, the entity has mainly fixed prices. However, within the silver streaming operations the Company has variable consideration related to the capacity of mine’s production linked to LME (London Metal Exchange). The impact on recognition of revenue related to these sales was not material for the three-month period ended March 31, 2018 and 2017.

Contract liabilities

The advance payment received in connection with the Company’s silver streaming agreement (refer to note 23 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2017) has been accounted for as deferred revenue, with amounts recognized as revenue as the silver is delivered to the customer. The impact on recognition of revenue related to these sales was not material for the three-month period ended March 31, 2018 and 2017.

(b)                                 New standards and interpretations not yet adopted

IFRS 16 - “Leases”

Main impacts introduced by the standard

In January 2016, the IASB issued IFRS 16 — “Leases”, which replaces IAS 17 — “Leases” and related interpretations. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize a right-of-use asset and a lease liability. The right-of-use asset is initially measured at the amount of the lease liability plus any initial direct costs incurred by the lessee. There are optional exemptions when the lease term is 12 months or less or the

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2018

All amounts in thousands of US dollars, unless otherwise stated

underlying asset has a low value. After lease commencement, a lessee measures the right-of-use asset in accordance with IAS 16 (unless specific conditions apply)—the asset is depreciated and assessed for impairment.

The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if that can be readily determined. If that rate cannot be readily determined, the lessee uses its incremental borrowing rate.

When the lease payments are variable the lessee does not recognize an asset and liability, but instead recognizes the amounts payable as they fall due. The exception is variable payments that depend on an index or a rate, which are included in the initial measurement of a lease liability.

The standard is effective for accounting periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 “Revenue from contracts with customers” has been adopted.

Impacts of adoption

The Company’s assessment of the impact of adoption of the standard is in progress. The assessment is being carried out to identify the impacts mainly related to leases of offices, machinery and equipment, as well as other contracts that may be impacted by the standard.

4.         Financial risk management

The Company’s activities expose it to a variety of financial risks such as market risk (including currency risk, interest rate risk and commodity risk), credit risk and liquidity risk.

There have been no significant changes in the Company´s risk management policies and organization since year end.

(a)                                 Capital management

One of the important indicators through which the Company monitors its capital is the gearing ratio, calculated as net debt divided by Adjusted EBITDA.

Net debt is defined as (i) loans and financing, less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments.

The Adjusted EBITDA is defined as (i) profit (loss) for the year, plus (ii) profit (loss) from results of associates, plus (iii) depreciation, amortization and depletion, plus/less (iv) net financial results, plus/less (v) tax on income, less (vi) gain (loss) on sale of investment, plus (vii) impairment of other assets, plus/less (viii) (reversion) impairment of property, plants and equipment. In addition, management may exclude non cash and non-recurring items considered exceptional from the measurement of Adjusted EBITDA.

Net debt and Adjusted EBITDA measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, management’s calculation of Adjusted EBITDA may be different from the calculation used by other companies, including competitors in the mining and smelting industry, so these measures may not be comparable to those of other companies.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2018

All amounts in thousands of US dollars, unless otherwise stated

The net debt ratio is as follows:

	Twelve month period ended	Twelve month period ended
	March 31, 2018	December 31, 2017
Loans and financing	1,384,256	1,447,299
Cash and cash equivalents	(979,957)	(1,019,037)
Derivative financial instruments	(5,605)	3,260
Financial investments	(137,333)	(206,547)
Net debt (A)	261,361	224,975

	Twelve-month period ended	Twelve-month period ended	Three-month period ended	Three-month period ended
	March 31, 2018	December 31, 2017	March 31, 2018	March 31, 2017
Net income for the period	172,788	165,265	62,750	55,227
Income tax	112,060	106,194	29,837	23,971
Income before taxes	284,848	271,459	92,587	79,198
Results of investees	(70)	(60)	—	10
Depreciation, amortization and depletion	271,494	270,454	69,985	68,945
Net financial results	163,275	130,181	28,999	(4,095)
EBITDA	719,547	672,034	191,571	144,058

Extraordinary items
Gains on sales of investments	(4,936)	(4,588)	(348)	—
Impairment of other assets	73	73	—	—
Adjusted EBITDA (B)	714,684	667,519	191,223	144,058
Gearing ratio (A/B)	0.37	0.34

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2018

All amounts in thousands of US dollars, unless otherwise stated

(b)                       Derivative financial instruments

The table below summarizes the derivative financial instruments and the underlying hedged items:

	Principal			Average term	Fair value		Realized gain (loss)	Fair value by maturity
Programs	March 31, 2018	December 31, 2017	As per unit	(days)	March 31, 2018	December 31, 2017	March 31, 2018	2018	2019
Operational hedge
Hedging instrument for sales of zinc at a fixed price
Zinc forward	5,683	2,230	ton	72	217	603	408	196	21
					217	603	408	196	21
Hedging instruments for mismatches of quotation periods
Zinc forward	247,312	240,747	ton	29	3,852	(4,304)	(1,199)	3,852	—
Silver forward	164	238	k oz	24	39	196	42	39	—
					3,891	(4,108)	(1,157)	3,891	—
Hedging instrument for interest rates in US Dollar
LIBOR floating rate vs. US Dollar fixed rate swaps	—	31,393	USD	—	—	646	(290)	—	—
					—	646	(290)	—	—

					4,108	(2,859)	(1,039)	4,087	21

Hedge accounting
Hedging instruments for mismatches of quotation periods - Fair value
Zinc forward	33,675	87,693	ton	39	1,390	(3,319)	(10,720)	1,390	—
					1,390	(3,319)	(10,720)	1,390	—
Hedging instruments for mismatches of quotation periods - Cash flow
Zinc forward	9,377	58,800	ton	68	(92)	2,986	1,802	(92)	—
Silver forward	302	265	k oz	50	199	(68)	169	199	—
					107	2,918	1,971	107	—

					1,497	(401)	(8,749)	1,497	—

Total					5,605	(3,260)	(9,788)	5,584	21

Current assets					9,246	7,483
Non-current assets					1	4,294
Current liabilities					(3,642)	(12,588)
Non-current liabilities					—	(2,449)
					5,605	(3,260)

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2018

All amounts in thousands of US dollars, unless otherwise stated

(c)                        Fair value estimates

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole.

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

The following table provides the fair value measurement hierarchy of the Company’s financial assets and financial liabilities that are recognized or disclosed at fair value.

		March 31, 2018
		Fair value measured based on
		Price quoted in an active market	Valuation technique supported by observable prices
	Note	Level 1	Level 2	Total fair value
Assets
Financial investments	6	66,185	71,148	137,333
Derivative financial instruments	4(b)	—	9,247	9,247
Trade accounts receivable		—	66,699	66,699
		66,185	147,094	213,279

Liabilites
Loans and financing	11	1,062,883	346,527	1,409,410
Derivative financial instruments	4(b)	—	3,642	3,642
		1,062,883	350,169	1,413,052

		December 31, 2017
		Fair value measured based on
		Price quoted in an active market	Valuation technique supported by observable prices
	Note	Level 1	Level 2	Total fair value
Assets
Financial investments	6	134,168	72,379	206,547
Derivative financial instruments	4(b)	—	11,777	11,777
Trade accounts receivable		—	62,693	62,693
		134,168	146,849	281,017

Liabilities
Loans and financing	11	1,120,901	414,231	1,535,132
Derivative financial instruments	4(b)	—	15,037	15,037
		1,120,901	429,268	1,550,169

At March 31, 2018 and December 31, 2017, there were no financial assets and liabilities categorized as level 3 of the fair value hierarchy.

The carrying amounts of cash and cash equivalents, trade accounts receivable measured at amortized cost, trade payable, confirming payable, use of public assets, judicial deposits and receivables from and payables to related parties approximate their fair values.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2018

All amounts in thousands of US dollars, unless otherwise stated

(d)                       Sensitivity analysis

Presented below is a sensitivity analysis of the main risk factors that affect the pricing of the outstanding financial instruments relating to cash and cash equivalents, financial investments, loans and financing, and derivative financial instruments. The main sensitivities are the exposure to the fluctuations of the US Dollar, Peruvian soles and Euro exchange rate, the London Interbank Offered Rate (LIBOR) and Interbank Deposit Certificate (CDI) interest rates, and the commodity prices. The scenarios for these factors are prepared using market sources and other relevant sources, in compliance with the Company’s policies.

The scenarios at March 31, 2018 are described below:

•                                Scenario I: considers a change in the market forward yield curves and quotations as of March 31, 2018, according to the base scenario defined by the Company for June 30, 2018.

•                                Scenario II: considers a change of + or -25% in the market forward yield curves as of March 31, 2018.

•                                Scenario III: considers a change of + or -50% in the market forward yield curves as of March 31, 2018.

					Impacts on profit (loss)							Impacts on comprehensive income
					Scenario I			Scenarios II e III				Scenario I	Scenarios II e III
Risk factor	Cash and cash equivalents and financial investments	Loans and financing	Principal of derivative financial instruments	Unit	Changes from 2018		Results of scenario I	-25%	-50%	+25%	+50%	Results of scenario I	-25%	-50%	+25%	+50%

Exchange variation rate
BRL	137,161	124,447	—	—	3.87%		—	—	—	—	—	3,858	34,689	101,169	(18,496)	(31,792)
EUR	1,142	—	—	—	-0.73%		(8)	(285)	(571)	285	571	—	—	—	—	—
PEN	24,231	—	—	—	1.31%		317	(6,058)	(12,116)	6,058	12,116	—	—	—	—	—

Interest rates
BRL - CDI	137,338	40,400	—	—	-25	bps	(239)	(1,549)	(3,097)	1,549	3,097	—	—	—	—	—
USD - LIBOR	—	100,000	994,018	USD	-21	bps	223	602	1,204	(602)	(1,205)	(6)	(17)	(33)	17	33

Price - commodities
Zinc	—	—	296,047	ton	-2.76%		6,316	57,186	114,372	(57,186)	(114,372)	3	29	59	(29)	(59)
Silver	—	—	466	k oz	1.35%		(17)	306	612	(306)	(612)	(66)	1,225	2,450	(1,225)	(2,450)

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2018

All amounts in thousands of US dollars, unless otherwise stated

5.                            Financial instruments by category

	March 31, 2018
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents		—	979,957	—	979,957
Financial investments	6	—	137,333	—	137,333
Derivative financial instruments	4(b)	—	9,033	214	9,247
Trade accounts receivable (i)		170,307	66,699	—	237,006
Related parties	8	738	—	—	738
		171,045	1,193,022	214.00	1,364,281

	March 31, 2018
Liabilities per balance sheet	Note	Fair value through profit or loss	Fair value through other comprehensive income	Other financial liabilities	Total
Loans and financing	11	—	—	1,384,256	1,384,256
Derivative financial instruments	4(b)	3,531	111	—	3,642
Trade payables		—	—	332,843	332,843
Confirming payable		—	—	169,962	169,962
Use of public assets		—	—	24,358	24,358
Related parties	8	—	—	88,734	88,734
		3,531	111	2,000,153	2,003,795

	December 31, 2017
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents		—	1,019,037	—	1,019,037
Financial investments	6	—	206,547	—	206,547
Derivative financial instruments	4(b)	—	8,811	2,966	11,777
Trade accounts receivable (i)		120,020	62,693	—	182,713
Related parties	8	738	—	—	738
		120,758	1,297,088	2,966	1,420,812

	December 31, 2017
Liabilities per balance sheet	Note	Fair value through profit or loss	Fair value through other comprehensive income	Other financial liabilities	Total
Loans and financing	11	—	—	1,447,299	1,447,299
Derivative financial instruments	4(b)	12,842	2,195	—	15,037
Trade payables		—	—	329,814	329,814
Confirming payable		—	—	111,024	111,024
Use of public assets		—	—	24,309	24,309
Related parties	8	—	—	89,924	89,924
		12,842	2,195	2,002,370	2,017,407

(i)                       The Company has trade accounts receivable held in two different business model, as follows:

Held to collect and sell

Related to the Company’s trade accounts receivable portfolio that is included in a corporate factoring program. For trade accounts receivable from clients included in this group of assets, the Company frequently sells the financial assets to third parts as part of its financial risk management strategy.

Held to collect

Related to the remaining trade accounts receivable portfolio that is not included in the factoring program and the Company expects to collect the cash flows from the financial assets.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2018

All amounts in thousands of US dollars, unless otherwise stated

6.                            Financial investments

	March 31, 2018	December 31, 2017
Held for trading
Investment fund quotas (i)	69,582	138,945
Bank Deposit Certificate	46,897	42,067
Repurchase agreements	5,074	18,289
Credit Rights Investment Funds	15,232	5,053
Financial Treasury Bills	548	1,123
Other	—	1,070
	137,333	206,547

(i)                           Decrease in financial investments is mainly related to sale of quotas in investment fund. Proceeds from the sale were incorporated in cash and cash equivalents.

7.                            Trade accounts receivable

	Note	March 31, 2018	December 31, 2017
Trade receivables		235,041	181,084
Related parties	8	4,123	3,775
Impairment of trade accounts receivable		(2,158)	(2,146)
		237,006	182,713

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2018

All amounts in thousands of US dollars, unless otherwise stated

8.         Related parties

The table below summarizes related party balances outstanding at:

	Trade accounts receivable		Non-current assets		Trade payables		Dividends payable		Current and non-current liabilities
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Parent
Votorantim S.A.	5	8	3	3	263	336	—	—	87,275	87,686

Related parties
Companhia Brasileira de Alumínio	2,480	1,843	—	—	91	5,246	—	—	—	13
Votorantim Cimentos S.A.	1,229	1,696	735	735	15	47	—	—	—	—
Other	409	228	—	—	1,436	1,414	1,264	655	1,459	2,225
Non-controlling interests (i)	—	—	—	—	—	—	3,610	3,483	—	—
	4,123	3,775	738	738	1,805	7,043	4,874	4,138	88,734	89,924

Current	4,123	3,775	—	—	1,805	7,043	4,874	4,138	87,686	87,686
Non-current		—	738	738	—	—	—	—	1,048	2,238
	4,123	3,775	738	738	1,805	7,043	4,874	4,138	88,734	89,924

(i) Include balances with Pollarix S.A. and Nexa Resources Cajamarquilla S.A.

The table below summarizes related party transactions for the three-month period ended:

	Sales		Purchases		Financial results
	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017
Related parties
Companhia Brasileira de Alumínio	2,321	561	437	12,547	—	1,012
Votener - Votorantim Comercializadora de Energia Ltda.	—	—	2,569	912	—	—
Votorantim Cimentos S.A.	21	19	415	69	—	—
Other	564	—	191	295	—	—
	2,906	580	3,612	13,823	—	1,012

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

9.                                Property, plant and equipment

	March 31, 2018										March 31, 2017
	Land and improvements	Dam and Buldings	Machinery, equipment and facilities	Vehicles	Furniture and fixtures	Construction in progress	Asset retirement obligation (ARO)	Mining projects	Other	Total	Total
Balance at January 1
Cost	24,490	1,030,686	2,422,254	21,135	6,743	235,501	178,662	243,938	7,177	4,170,586	4,130,590
Accumulated depreciation	(275)	(453,140)	(1,504,433)	(18,079)	(4,492)		(101,527)	(85,455)	(6,671)	(2,174,072)	(2,152,128)
Net balance at January 1	24,215	577,546	917,821	3,056	2,251	235,501	77,135	158,483	506	1,996,514	1,978,462

Additions (i)	—	—	63	—	—	32,912	—	—	—	32,975	30,463
Disposals	—	—	(15)	—	—	—	—	—	—	(15)	(161)
Depreciation		(11,450)	(34,145)	(361)	(127)	—	(1,100)	(791)	(12)	(47,986)	(47,244)
Exchange variation gains (losses)	(77)	(1,331)	(1,956)	(3)	—	(1,057)	(279)	—	(1)	(4,704)	16,315
Transfers	—	4,295	13,646	—	—	(18,340)	—	—	—	(399)	—
Remeasurement of asset retirement obligation (ii)	—	—	—	—	—	—	9,758	—	—	9,758	1,499
Balance at March 31	24,138	569,060	895,414	2,692	2,124	249,016	85,514	157,692	493	1,986,143	1,979,334

Cost	24,417	1,032,633	2,427,970	20,983	6,733	249,016	188,010	243,414	7,144	4,200,320	4,171,055
Accumulated depreciation	(279)	(463,573)	(1,532,556)	(18,291)	(4,609)		(102,496)	(85,722)	(6,651)	(2,214,177)	(2,191,721)
Net balance at March 31	24,138	569,060	895,414	2,692	2,124	249,016	85,514	157,692	493	1,986,143	1,979,334

Average annual depreciation rates - %	—	4	7	22	10	—	8	8	—	—	—

(i)    Additions include capitalized borrowing costs in the amount of US$ 2,452 in the three-month period ended March 31, 2018 (March 31, 2017 - US$ 1,920).

(ii)   Related to updates in certain key assumptions used to measure asset retirement obligation in Nexa Peru.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

10.       Intangible assets

	March 31, 2018						March 31, 2017
	Goodwill	Rights to use natural resources	Software	Use of public assets	Other	Total	Total
Balance at January 1
Cost	673,287	1,672,931	21,823	11,410	28,851	2,408,302	2,403,767
Accumulated amortization and depletion		(543,927)	(16,366)	(4,478)	(20,812)	(585,583)	(500,615)
Net balance at January 1	673,287	1,129,004	5,457	6,932	8,039	1,822,719	1,903,152

Additions	—	—	—	—	—	—	189
Amortization and depletion	—	(21,541)	(356)	(97)	(5)	(21,999)	(21,701)
Transfers	—	—	399	—	—	399	—
Exchange variation gains (losses)	(857)	(1,203)	(11)	(30)	(38)	(2,139)	3,357
Balance at March 31	672,430	1,106,260	5,489	6,805	7,996	1,798,980	1,884,997

Cost	672,430	1,671,054	22,669	11,356	28,714	2,406,223	2,431,828
Accumulated amortization and depletion		(564,794)	(17,180)	(4,551)	(20,718)	(607,243)	(546,831)
Net balance at March 31	672,430	1,106,260	5,489	6,805	7,996	1,798,980	1,884,997

Average annual amortization/depletion rates %	—	5	20	3	—	—	—

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

11.      Loans and financing

(a)       Analysis and maturity profile

		Current		Non-current		Total		Fair value
Type	Average annual charges	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Eurobonds - USD	5.18% FIXED USD	14,206	8,778	1,032,954	1,032,664	1,047,160	1,041,442	1,062,883	1,120,901
Debt with banks	LIBOR 3M + 2.57% /LIBOR 6M + 2.51%	1,518	435	199,250	199,179	200,768	199,614	214,234	214,293
BNDES	TJLP + 2.69% / 4.81% FIXED BRL / SELIC + 2.78% / UMBNDES + 2.44%	20,586	19,795	67,016	73,653	87,602	93,448	83,050	85,969
Debentures	107.75% CDI	8,158	8,885	32,256	32,403	40,414	41,288	41,046	41,405
Export credit note		—	1,102	—	61,622	—	62,724	—	64,058
FINEP	TJLP + 0.68%	674	677	1,890	2,062	2,564	2,739	2,552	2,640
FINAME	4.57% FIXED BRL	395	398	1,279	1,383	1,674	1,781	1,571	1,604
Other	5,93% FIXED USD	784	771	3,290	3,492	4,074	4,263	4,074	4,262
		46,321	40,841	1,337,935	1,406,458	1,384,256	1,447,299	1,409,410	1,535,132

Current portion of long term loans and financing (principal)		28,764	28,019
Interest on loans and financing		17,557	12,822
		46,321	40,841

BNDES	— Brazilian National Bank for Economic and Social Development
BRL	— Brazilian Reais
FINAME	— Government Agency for Machinery and Equipment Financing
TJLP	— Long Term Interest Rate set by the Brazilian National Monetary Council, the TJLP is the basic cost of financing of the BNDES
UMBNDES	— Monetary unit of the BNDES, reflecting the weighted basket of currencies of foreign currency debt obligations. At March 31, 2018, the basket was 99% comprised of US Dollars.
SELIC	— Brazilian System for Clearance and Custody
CDI	— Interbank Deposit Certificate
FINEP	— Funding Authority for Studies and Projects

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2018

All amounts in thousands of US dollars, unless otherwise stated

The maturity profile of loans and financing at March 31, 2018 was as follows:

	Principal amount
	2018	2019	2020	2021	2022	2023	2024	As from 2025	Total
Eurobonds - USD	—	—	—	—	—	343,000	—	700,000	1,043,000
Debt with banks	—	31,111	84,444	84,444	—	—	—	—	199,999
BNDES	14,786	23,424	15,990	12,417	9,210	5,058	3,086	4,276	88,247
Debentures	8,080	8,080	8,080	8,080	8,080	—	—	—	40,400
FINEP	500	667	667	667	56	—	—	—	2,557
FINAME	294	389	373	314	230	70	1	—	1,671
Other	583	818	866	918	889	—	—	—	4,074
	24,243	64,489	110,420	106,840	18,465	348,128	3,087	704,276	1,379,948

	Interest accrual and cost
	2018	2019	2020	2021	2022	2023	2024	As from 2025	Total
Eurobonds - USD	14,496	(1,177)	(1,227)	(1,280)	(1,337)	(1,172)	(1,160)	(2,983)	4,160
Debt with banks	1,589	(281)	(281)	(258)	0	—	—	—	769.00
BNDES	156	(220)	(175)	(162)	(106)	(58)	(34)	(46)	(645)
Debentures	86	(31)	(25)	(9)	(7)	—	—	—	14.00
FINEP	7	—	—	—	—	—	—	—	7
FINAME	3	—	—	—	—	—	—	—	3
Other	—	—	—	—	—	—	—	—	—
	16,337	(1,709)	(1,708)	(1,709)	(1,450)	(1,230)	(1,194)	(3,029)	4,308

	Total
	2018	2019	2020	2021	2022	2023	2024	As from 2025	Total
Eurobonds - USD	14,496	(1,177)	(1,227)	(1,280)	(1,337)	341,828	1,160	697,017	1,047,160
Debt with banks	1,589	30,830	84,163	84,186	—	—	—	—	200,768
BNDES	14,942	23,204	15,815	12,255	9,104	5,000	3,052	4,230	87,602
Debentures	8,166	8,049	8,055	8,071	8,073	—	—	—	40,414
FINEP	507	667	667	667	56	—	—	—	2,564
FINAME	297	389	373	314	230	70	1	—	1,674
Other	583	818	866	918	889	—	—	—	4,074
	40,580	62,780	108,712	105,131	17,015	346,898	1,893	701,247	1,384,256
	2%	5%	8%	8%	1%	25%	0%	51%	100%

(b)                       Changes

	March 31, 2018	March 31, 2017
Balance at the beginning of the period	1,447,299	1,144,385
Payments	(68,597)	(9,544)
New loans and financing	—	31,796
Exchange variation gains	803	3,376
Interest accrual	18,306	12,983
Interest paid	(13,555)	(14,366)
Balance at the end of the period	1,384,256	1,168,630

(c)                        Guarantees and covenants

At March 31, 2018, the Company and its controlling shareholder were in compliance with all applicable covenants and there have been no change in covenants clauses since December 31, 2017.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2018

All amounts in thousands of US dollars, unless otherwise stated

12.                     Income tax

(a)                       Reconciliation of taxes on income expenses

The Company calculates income tax expense using the income tax rate that would be applicable to the expected total annual taxable earnings. The major components of income tax expenses are:

	March 31, 2018	March 31, 2017
Income before income tax	92,587	79,198
Standard rate (i)	26.01%	27.08%

Income tax at standard rates	(24,082)	(21,447)
Share in the results of associates	—	(3)
Difference in tax rate for subsidiaries outside Luxembourg	218	2,682
Difference in tax rate of mining taxes	(5,094)	(3,637)
Other permanent additions net	(879)	(1,566)
Income tax	(29,837)	(23,971)

Current	(35,298)	(10,657)
Deferred	5,461	(13,314)
Income tax on the statement of income	(29,837)	(23,971)

Income tax on items presented in the statement of comprehensive income are US$ 271 and US$ 253 for the three-month periods ended March 31, 2018 and 2017, respectively.

(i)                           On December 14, 2016, the Luxembourg government approved bill of law 7020, in the 2017 tax reform bill. Among other changes included in the 2017 tax reform bill, the main change was the decrease of the income tax rate to 27.08% in 2017 and to 26.01% from 2018 onwards.

(b)                       Analysis of deferred tax balances

	March 31, 2018	December 31, 2017
Tax credits on income tax losses	103,095	104,100
Tax credits on deductible temporary differences
Foreign exchange losses	85,993	79,430
Environmental liabilities	28,809	28,504
Asset retirement obligation	24,519	23,990
Tax, civil and labor provisions	14,222	15,666
Other provisions	13,973	12,481
Provision for inventory losses	4,364	4,395
Provision for profit sharing	2,535	6,521
Use of public assets	4,035	4,093
Provision for impairment of trade receivables	1,092	1,110
Other	2,348	5,028

Tax debits on taxable temporary differences
Adjustment to present value	(1,264)	(1,253)
Capitalized interest	(11,417)	(10,624)
Accelerated depreciation and adjustment of useful lives	(26,783)	(28,371)
Fair value adjustments to PP&E and Intangible assets related to business combination	(340,272)	(344,531)
Other	(861)	(957)
	(95,612)	(100,418)

Net deferred tax assets related to the same legal entity	225,060	224,513
Net deferred tax liabilities related to the same legal entity	(320,672)	(324,931)
	(95,612)	(100,418)

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2018

All amounts in thousands of US dollars, unless otherwise stated

13.                     Provisions

	March 31, 2018							March 31, 2017
			Judicial provision
	Asset Retirement Obligation	Environmental Obligation	Tax	Labor	Civil	Environmental	Total	Total
Balance at the beginning of the quarter	199,445	83,834	18,575	16,421	18,320	4,566	341,161	296,879
Present value adjustment	2,578	1,658	—	—	—	—	4,236	1,864
Additions	—	—	5,201	2,667	3,759	479	12,106	3,305
Reversals	—	—	(2,545)	(1,466)	(4)	(476)	(4,491)	(4,822)
Judicial deposits, net of write-off	—	—	(19)	(155)	(19)	—	(193)	432
Write-off	(345)	(332)	(345)	(138)	(25)	(172)	(1,357)	(3,652)
Interest and indexation	—	—	216	396	31	110	753	2,712
Exchange variation gains (losses)	(538)	(430)	(87)	(91)	118	6	(1,022)	4,194
Remeasurement of asset retirement obligation (note 9 (ii))	9,222	—	—	—	—	—	9,222	—
Balance at the end of the quarter	210,362	84,730	20,996	17,634	22,180	4,513	360,415	300,912
Current	—	17,619	—	—	—		17,619	—
Non-current	210,362	67,111	20,996	17,634	22,180	4,513	342,796	300,912
	210,362	84,730	20,996	17,634	22,180	4,513	360,415	300,912

14.                     Revenues

	March 31, 2018	March 31, 2017
Gross revenue	746,418	624,212
Revenues of products	730,001	606,828
Revenues of services	16,417	17,384
Taxes on sales and returns	(70,230)	(74,893)
Revenues	676,188	549,319

15.                     Expenses by nature

	March 31, 2018				March 31, 2017
	Cost of sales	Selling expenses	General and administrative expenses	Total	Total
Raw materials and consumables used	321,088	18	924	322,030	264,937
Employee benefit expenses	43,802	1,885	26,290	71,977	67,975
Depreciation, amortization and depletion	68,868	27	1,090	69,985	68,945
Services, miscellaneous	25,227	220	6,461	31,908	24,675
Other expenses	25,972	1,468	8,327	35,767	25,866
	484,957	3,618	43,092	531,667	452,398

16.                     Other income and expenses, net

	March 31, 2018	March 31, 2017
Project expenses	(16,710)	(8,072)
Judicial provisions	(4,238)	(1,894)
Mining obligations	(1,749)	(1,615)
Gain (loss) on sale of property, plant & equipment and intangibles assets	658	(148)
Net operating hedge gain (loss)	339	(4,742)
Gain on sale of investments	348	—
Other income and expenses, net	(1,583)	(5,337)
	(22,935)	(21,808)

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2018

All amounts in thousands of US dollars, unless otherwise stated

17.      Net financial results

	March 31, 2018	March 31, 2017
Financial income
Fair value gains on financial investments	6,110	4,269
Reversal of monetary adjustments of provisions	1,692	—
Interest on loans with related parties (note 8)	—	1,012
Monetary adjustment of assets	421	810
Interest on financial assets	156	2,203
Other financial income	379	1,935
	8,758	10,229

Financial expenses
Interest on loans and financing	(19,071)	(12,685)
Interest on deferred revenue	(1,897)	(2,214)
Monetary adjustment of provisions	(1,110)	(1,839)
Charges on discounting of trade accounts receivable	(1,490)	(1,507)
Present value adjustment	(4,512)	(1,397)
Derivatives	(939)	—
Other financial expenses	(834)	(2,744)
	(29,853)	(22,386)

Foreign exchange gains (losses), net (i)	(7,904)	16,252
Net financial results	(28,999)	4,095

(i)                  Foreign exchange gains (losses), net is related mainly to intercompany debt of NEXA BR denominated in U.S. Dollar in the amount of US$ 1,113,351. The Brazilian reais exchange rate is R$ 3.32 on March 31, 2018 (March 31, 2017: R$ 3.17).

18.      Earnings per share

	March 31, 2018	March 31, 2017
Net income attributable to Nexa shareholders	55,113	49,100
Weighted average number of outstanding common shares (thousands)	133,321	112,821
Earnings per share in US Dollars	0.41	0.44

The Company has no dilutive effect, therefore, basic and diluted earnings per share are considered the same.

19.      Information by business segment and geographic area

Segment information is reported in accordance with IFRS 8 - ‘Operating Segments’, and the information presented to the Board of Directors (“Directors”) and CEO on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments, non-recurring effects, transfer pricing adjustments, and revenues or expenses not allocated to a specific segment.

For NEXA BR (Mining Segment), results from operations reflect zinc concentrates production in the Vazante and Morro Agudo mines in Brazil that is transferred at cost to the Três Marias smelter. As a result, zinc concentrates production from our Vazante and Morro Agudo mines has its margin embedded in the Três Marias smelter financial results. In order to evaluate the performance of our Mining and Smelting segments, the Company prepares an internal calculation based on transfer-pricing adjustments which is determined based on arm’s length principles and benchmarks.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2018

All amounts in thousands of US dollars, unless otherwise stated

(a)           Revenue and cost of sale by segment

	March 31, 2018
	Mining	Smelting	Elimination	Adjustment(i)	Total
Revenues from external customers	118,820	557,295	—	73	676,188
Intersegment (sales or transfer)	208,415	—	(208,415)	—	—
Revenues	327,235	557,295	(208,415)	73	676,188

Cost of sales	(145,368)	(515,383)	208,415	(32,621)	(484,957)
Gross Profit	181,867	41,912	—	(32,548)	191,231

	March 31, 2017
	Mining	Smelting	Elimination	Adjustment(i)	Total
Revenues from external customers	101,476	445,441	—	2,402	549,319
Intersegment (sales or transfer)	156,099	—	(156,099)	—	—
Revenues	257,575	445,441	(156,099)	2,402	549,319

Cost of sales	(146,498)	(391,014)	156,099	(30,126)	(411,539)
Gross Profit	111,077	54,427	—	(27,724)	137,780

The column “Adjustment” represents the residual component of revenue and cost of sales either not pertaining to the Mining or Smelting segments, or, represents items that, because of their nature, are not being allocated to a specific segment, such as revenues from sales of concentrate in the Smelting segment, purchase price allocation and amortization of the fair value adjustments which were recognized upon the acquisition of NEXA PERU, employee compensations related to production performance results and fair value hedge from other operating expenses.

The Mining segment recognized in the quarter ended March 31, 2018 a total amount of US$ 90,574 (2017: US$ 60,753) related to transfer-pricing adjustment and US$ 117,840 (2017: US$ 95,346) related to intersegment elimination, totaled in the elimination column.

The table below shows the composition of the revenue from external customer adjustments according to their nature:

	March 31, 2018	March 31, 2017
Sales of concentrate from Smelting segment	—	2,587
Other	73	(185)
Total adjustment on revenues from external customer	73	2,402

The table below shows the composition of the cost of sales adjustments according to their nature:

	March 31, 2018	March 31, 2017
Amortization of purchase price allocation of Milpo	(22,039)	(19,396)
Fair Value Hedge - mismatches of quotation period	(4,296)	(7,519)
Employee compensation - Production performance	(6,164)	(3,472)
Cost of concentrate sold by Smelting segment	—	(2,063)
Other	(122)	2,324
Total adjustment on cost of sales	(32,621)	(30,126)

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2018

All amounts in thousands of US dollars, unless otherwise stated

(b)           Adjusted EBITDA

The Directors and CEO evaluate the performance of the operating segments based on adjusted EBITDA. The presentation of adjusted EBITDA and its reconciliation to net income are as follows:

	March 31, 2018	March 31, 2017

Mining	160,570	100,950
Smelting	29,888	45,019
Segment Adjusted EBITDA	190,458	145,969

Extraordinary items:
Gains on sales of investments	348	—
Other (i)	765	(1,911)
EBITDA	191,571	144,058

Share in the results of associates	—	(10)
Depreciation and amortization	(69,985)	(68,945)
Net financial results	(28,999)	4,095
Income tax	(29,837)	(23,971)
Net income for the period	62,750	55,227

(i)                  The line item “Other” represents the residual component of Adjusted EBITDA either not pertaining to the Mining or Smelting segments, or, represents items that, because of their nature, are not being allocated to a specific segment.

(c)           Information by geographic area

NEXA has its operations located in Brazil and Peru with trading activities in Luxembourg and the United States. The revenue by geographical areas is determined by the location of our customers and is presented as follows:

	March 31, 2018	March 31, 2017
Brazil	201,553	177,146
Peru	177,228	145,593
Other	297,407	226,580
	676,188	549,319

The following table shows the Company’s revenue by origin of the Company products, considering the allocation of our trading entities revenues to Brazil and Peru, as applicable, net of the elimination of intersegment operations between our subsidiaries.

	March 31, 2018	December 31, 2017
Brazil	276,160	216,104
Peru	400,028	333,215
	676,188	549,319

The following table shows the total of property, plant and equipment and intangibles by country:

	March 31, 2018	December 31, 2017
Brazil	1,030,668	1,025,291
Peru	2,753,947	2,792,285
Other	508	1,657
	3,785,123	3,819,233

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at March 31, 2018

All amounts in thousands of US dollars, unless otherwise stated

20.          Events occurring after the reporting period

(i)                                    Aripuanã Preliminary Environmental License

On April 25, 2018, the Environmental authorities of the State of Mato Grosso, Brazil (SEMA/MT) granted to the Company the Preliminary Environmental License for the Aripuanã project after the approval by the Environmental State Council (CONSEMA).

The Preliminary Environmental License certifies that the project complies with the environmental standard requirements of projects with such characteristics and it is one important milestone for the implementation of the Aripuanã project.